                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                      ------------------------------------

                DREXEL BURNHAM LAMBERT REAL ESTATE ASSOCIATES III
                            (Name of Subject Company)

                         COOPER RIVER PROPERTIES, L.L.C.
                            INSIGNIA PROPERTIES, L.P.
                            INSIGNIA PROPERTIES TRUST
                         INSIGNIA FINANCIAL GROUP, INC.
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)

                      ------------------------------------

                                JEFFREY P. COHEN
                              SENIOR VICE PRESIDENT
                         INSIGNIA FINANCIAL GROUP, INC.
                                 375 PARK AVENUE
                                   SUITE 3401
                            NEW YORK, NEW YORK 10152
                                 (212) 750-6070
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                               JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                      ------------------------------------


                            CALCULATION OF FILING FEE

-------------------------------------------------------------------------------

Transaction Valuation*:  $1,500,000                  Amount of Filing Fee: $300
-------------------------------------------------------------------------------


* For purposes of calculating the fee only. This amount assumes the purchase of 20,000 units of limited partnership interest ("Units") of the subject partnership for $75 per Unit. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:  Not Applicable       Filing Party: Not Applicable
     Form or Registration No.:  Not Applicable     Date Filed:  Not Applicable

-------------------------------------------------------------------------------



----------------------------------                                                   -----------------------------------
CUSIP No.   NONE                                          14D-1                                    Page 2

----------------------------------                                                   -----------------------------------

========================================================================================================================
    1.       Name of Reporting Persons

             S.S. or I.R.S. Identification Nos. of Above Persons

                                        COOPER RIVER PROPERTIES, L.L.C.

------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                                                               (a) [ ]
                                                                                                               (b) [X]

------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only

------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                         AF

------------------------------------------------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
             2(e) or 2(f)

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        DELAWARE

------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        0

------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        0%

------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        OO

========================================================================================================================






----------------------------------                                                   -----------------------------------
CUSIP No.   NONE                                          14D-1                                    Page 3

----------------------------------                                                   -----------------------------------

========================================================================================================================
    1.       Name of Reporting Persons

             S.S. or I.R.S. Identification Nos. of Above Persons

                                        INSIGNIA PROPERTIES, L.P.

------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                                                               (a) [ ]
                                                                                                               (b) [X]

------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only

------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                        WC

------------------------------------------------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
             2(e) or 2(f)

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        DELAWARE

------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        0

------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        0%

------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        PN

========================================================================================================================






----------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                          14D-1                                       Page 4

----------------------------------                                                     -----------------------------------

========================================================================================================================
    1.       Name of Reporting Persons

             S.S. or I.R.S. Identification Nos. of Above Persons

                                        INSIGNIA PROPERTIES TRUST

------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                                                               (a) [ ]
                                                                                                               (b) [X]

------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only

------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                        NOT APPLICABLE

------------------------------------------------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
             2(e) or 2(f)

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        MARYLAND

------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        0

------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        0%

------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        OO

========================================================================================================================






----------------------------------                                                   -----------------------------------
CUSIP No.   NONE                                          14D-1                                    Page 5

----------------------------------                                                   -----------------------------------

========================================================================================================================
    1.       Name of Reporting Persons

             S.S. or I.R.S. Identification Nos. of Above Persons

                                        INSIGNIA FINANCIAL GROUP, INC.

------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                                                               (a) [ ]
                                                                                                               (b) [X]

------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only

------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                        NOT APPLICABLE

------------------------------------------------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
             2(e) or 2(f)

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        DELAWARE

------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        0

------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        0%

------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        CO

========================================================================================================================

ITEM 1.     SECURITY AND SUBJECT COMPANY.

            (a) The name of the subject company is Drexel Burnham Lambert Real Estate Associates III, a New York limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is One Insignia Financial Plaza, Greenville, South Carolina 29602.

            (b) This Tender Offer Statement on Schedule 14D-1 (the "Statement") relates to an offer by Cooper River Properties, L.L.C., a Delaware limited liability company (the "Purchaser"), to purchase up to 20,000 of the outstanding units of limited partnership interest ("Units") of the Partnership at a purchase price of $75 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 29, 1998 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively. The information set forth in the Offer to Purchase under "Introduction" is incorporated herein by reference.

            (c) The information set forth in the Offer to Purchase in Section 13 ("Background of the Offer") is incorporated herein by reference.

ITEM 2.     IDENTITY AND BACKGROUND.

            (a)-(d), (g) This Statement is being filed by the Purchaser, Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), Insignia Properties Trust, a Maryland real estate investment trust ("IPT"), and Insignia Financial Group, Inc., a Delaware corporation ("Insignia") (collectively, the "Bidders"). The information set forth in the Offer to Purchase under "Introduction," in Section 11 ("Certain Information Concerning the Purchaser, IPLP, IPT and Insignia") and in Schedules I, II and III to the Offer to Purchase is incorporated herein by reference.

            (e)-(f) During the last five years, none of the Bidders nor, to the best of their knowledge, any of the persons listed in Schedules I, II and III to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

            (a)-(b) The information set forth in the Offer to Purchase under "Introduction," in Section 10 ("Conflicts of Interest and Transactions with Affiliates"), in Section 11 ("Certain Information Concerning the Purchaser, IPLP, IPT and Insignia") and in Section 13 ("Background of the Offer") is incorporated herein by reference.

ITEM 4.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            (a) The information set forth in the Offer to Purchase in Section 10 ("Conflicts of Interest and Transactions with Affiliates") and in Section 12 ("Source of Funds") is incorporated herein by reference.

            (b)-(c)   Not applicable.

ITEM 5.     PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

            (a)-(b), (e) The information set forth in the Offer to Purchase under "Introduction" and in Section 8 ("Future Plans of Insignia, IPT and the Purchaser") is incorporated herein by reference.

            (c) The information set forth in the Offer to Purchase in Section 8 ("Future Plans of Insignia, IPT and the Purchaser"), in Section 10 ("Conflicts of Interest and Transactions with Affiliates") and in Section 13 ("Background of the Offer") is incorporated herein by reference.

            (d)       Not applicable.

            (f)-(g) The information set forth in the Offer to Purchase in
Section 7 ("Effects of the Offer") is incorporated herein by reference.

ITEM 6.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

            (a)-(b) The information set forth in the Offer to Purchase under "Introduction" and in Section 11 ("Certain Information Concerning the Purchaser, IPLP, IPT and Insignia") is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

            The information set forth in the Offer to Purchase under "Introduction," in Section 7 ("Effects of the Offer"), Section 10 ("Conflicts of Interest and Transactions with Affiliates"), Section 11 ("Certain Information Concerning the Purchaser, IPLP, IPT and Insignia") and Section 13 ("Background of the Offer") is incorporated herein by reference.

ITEM 8.     PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

            The information set forth in the Offer to Purchase under "Introduction" and in Section 16 ("Fees and Expenses") is incorporated herein by reference.

ITEM 9.     FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

            The information set forth in the Offer to Purchase in Section 11 ("Certain Information Concerning the Purchaser, IPLP, IPT and Insignia") is incorporated herein by reference. In addition, the following are expressly incorporated in this Statement by reference: the audited financial statements of Insignia set forth at Part I-Item 8 of Insignia's Annual Report on Form 10-K for the year ended December 31, 1997, which is on file with the Commission; (ii) the unaudited financial statements of Insignia set forth at Part I-Item 1 of Insignia's Quarterly Report on Form 10-Q/A for the period ended June 30, 1998, which is on file with the Commission; and (iii) the audited financial statements of IPT set forth at Part I-Item 21 of IPT's Registration Statement on Form S-4, as amended August 10, 1998, which is on file with the Commission.

ITEM 10. ADDITIONAL INFORMATION.

        (a)       Not applicable.

        (b)-(d) The information set forth in the Offer to Purchase in
Section 15 ("Certain Legal Matters") is incorporated herein by reference.

        (e)       None.

        (f) The information set forth in the Offer to Purchase and the related Assignment of Partnership Interest, copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

        (a)(1)    Offer to Purchase, dated September 29, 1998.
        (a)(2)    Assignment of Partnership Interest and Related Instructions.
        (a)(3) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
        (a)(4) Cover Letter, dated September 29, 1998, from the Purchaser to the Limited Partners of the Partnership.
        (a)(5)    Notice of Withdrawal relating to an offer to purchase
                  Units from Madison Liquidity Investors 100, LLC.
        (b)(1)    Credit Agreement, dated December 30, 1997.
        (c)       Not applicable.
        (d)       Not applicable.
        (e)       Not applicable.
        (f)       Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 29, 1998

                         COOPER RIVER PROPERTIES, L.L.C.

                         By:    /s/ JEFFREY P. COHEN
                                ----------------------------------------
                                Jeffrey P. Cohen
                                Manager

                         INSIGNIA PROPERTIES, L.P.

                         By:   Insignia Properties Trust,
                               its General Partner

                         By:    /s/ JEFFREY P. COHEN
                             ----------------------------------------
                               Jeffrey P. Cohen
                               Senior Vice President

                         INSIGNIA PROPERTIES TRUST

                         By:    /s/ JEFFREY P. COHEN
                             ----------------------------------------
                               Jeffrey P. Cohen
                               Senior Vice President

                         INSIGNIA FINANCIAL GROUP, INC.

                          By:    /s/ FRANK M. GARRISON
                             ----------------------------------------
                                Frank M. Garrison
                                Executive Managing Director

                                  EXHIBIT INDEX

       EXHIBIT NO.                  DESCRIPTION
       -----------                  -----------
         (a)(1)   Offer to Purchase, dated September 29, 1998.

         (a)(2)   Assignment of Partnership Interest and Related Instructions.

         (a)(3) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(4) Cover Letter, dated September 29, 1998, from the Purchaser to the Limited Partners of the Partnership.

         (a)(5) Notice of Withdrawal relating to an offer to purchase Units from Madison Liquidity Investors 100, LLC.

         (b)(1)   Credit Agreement, dated December 30, 1997.